

July 27, 2011

Via E-mail
David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

> **Re:** **The Goldman Sachs Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 001-14965**

Dear Mr. Viniar:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010
Item 1. Business, page 1
Fixed Income, Currency and Commodities Client Executions, page 4

1. Please address the following related to your response to our previous comment two in our letter dated May 26, 2011 and the mortgage-related activity in your Institutional Client Services segment:

    -   Please revise your future filings to more clearly describe your mortgage-related activities, similar to the information provided in your response.

- Describe the extent to which you hold some of these mortgages or mortgage-related securities for various periods as part of your market-making activities or other activities within this segment.

- Describe any exposures you may have in this segment to mortgage repurchases requests, mortgage insurance rescissions, or mortgage-related litigation as a result of your transaction structuring activities within this segment.

- You indicate that your mortgage-related activities include commercial and residential mortgage-related securities and loan products and other asset-backed and derivative instruments. To enhance an investor's understanding of such instruments and the related risk exposure, please disclose the nature of the underlying assets for which you facilitate transactions (e.g., subprime, non-subprime, alt-a, interest only, government guaranteed, etc.) of these securities and loan products.

2.   Furthermore, we note your disclosure on pages 46 and 55 of your Form 10-K for the year ended December 31, 2010, explaining the reason for the increase in your mortgage revenues from 2009 to 2010 which was due to losses of $1 billion recognized in 2009 relating to commercial mortgage-related products. To enhance the transparency of your disclosure, we believe that such information should also be disclosed on page 37. Please also expand your disclosure to discuss the type of commercial mortgage-related product (e.g., security, whole loan, etc.) in which the loss occurred.

Item 1A. Risk Factors, page 18

3.   We note your responses to comments five and seven and the more detailed discussions appearing in other portions of your document. In future filings, please revise the risk factor disclosure to provide the details that enable an investor to understand the magnitude of the risk, rather than cross referencing to other portions of your document.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 35
Level 3 Financial Assets at Fair Value, page 42

4.   We note your response to our previous comment nine in our letter dated May 26, 2011. In response to the second bullet point, you indicated that the commentary explaining the material changes in the fair value of level 3 financial instruments is provided where components of the roll forward are material. We note that loans and securities backed by commercial real estate decreased by 40% and 50% in fiscal years 2010 and 2009, respectively. Based upon the rollforwards disclosed on pages 123-124 it appears that the decline primarily resulted from net purchases, issuances and settlements. Please direct us to where in your filing we can find discussions regarding the reason to the material decrease in loans and securities backed by commercial real estate. Otherwise, please provide such disclosure in future filings.

Results of Operations, page 44
Net Revenues, page 46

5.   We note your response to our previous comment 10 in our letter dated May 26, 2011. While we do not object to your proposed disclosure within your segment discussions beginning on page 52, it is still unclear of whether you plan to expand your disclosure on page 46 to provide a more detailed discussion and analysis of your results of operations, including known material trends, events, and uncertainties, by type of revenue (e.g., by line item included in the consolidated statements of earnings). Such a discussion would provide an investor a clearer understanding of how the firm generates revenues. Otherwise, tell us how you determined these results did not need to be described in sufficient detail for the reader to understand your results of operations.

Investment Banking, page 53

6.   We note your response to our previous comment 11 in our letter dated May 26, 2011. Please more clearly disclose in future filings how management uses investment banking transaction backlogs when evaluating and assessing the future operations of the company. Discuss both the usefulness and limitations of using backlog as a predictor of future revenue. Identify how long it typically takes an investment banking transaction to progress from initially showing up on the backlog transaction list until the transaction is completed and revenue is earned.

Institutional Client Services, page 54

7.   We note your response to our previous comment 12 in our letter dated May 26, 2011. We note that you propose to expand your disclosure to provide a more robust discussion and analysis of net revenues within Fixed Income, Currency and Commodities Client Execution. You indicate that the decrease in such revenues compared with 2009 primarily reflected significantly lower results in interest rate products, credit products, commodities and, to a lesser extent, currencies. Results in each of the products in Fixed Income, Currency and Commodities Client Execution for 2010 were negatively impacted by a general decrease in client activity levels from very strong levels seen in 2009. In your disclosure, please quantify the impact on your operating results of these product types within Fixed Income, Currency and Commodities Client Execution when discussing the various trends. Please provide us with your proposed disclosure.

Investing & Lending, page 56

8.   We note your response to our previous comment 13 in our letter dated May 26, 2011. We note that net revenues of the Investing & Lending segment was driven primarily by a net gain of $2.69 billion from other equity securities and net gains and net interest of $2.60 billion from debt securities and loans. Please also expand your disclosure to discuss the type of equity and debt securities that primarily resulted in these gains.

Market Risk Management, page 84
Year-End VAR and High and Low VaR, page 86

9.   We note your response to our previous comment 16 in our letter dated May 26, 2011.
        Please revise your future filings to more clearly disclose the reasons you experienced
        fewer VaR exceptions that would be statistically expected during the periods ended 2010
        and 2009. Specifically address the extent to which your VaR model may reflect a
        positive bias in your daily results of operations that makes losses, and therefore
        exceptions, less likely. If such a bias does exist, discuss the limitations on your VaR
        results that may be produced.

Note 7 – Derivatives and Hedging Activities, page 126
Credit Options, page 136

10.   We note your response to our previous comment 18 in our letter dated May 26, 2011.
        You have disclosed that purchased credit derivatives had a total gross notional amount of
        $2.19 trillion as of December 31, 2010. Please refer to the tabular presentation on page
        136. It appears that this amount represents the sum of "Offsetting Purchased Credit
        Derivatives" of $1.88 trillion and "Other Purchased Credit Derivatives" of $0.31 trillion.
        According to footnote 2 of this presentation, "Other Purchased Credit Derivatives" is
        comprised of purchased protection in excess of the amount of written protection on
        identical underlying. Based upon your disclosure, it appears that the amount of $2.19
        trillion is being offset by the written protection comprised within "Other Purchased
        Credit Derivatives." As previously requested, please disclose separately the related total
        amount of purchased protection versus written protection that is comprised within "Other
        Purchased Credit Derivatives."

Note 10 – Securitization Activities, page 145

11.   We note your response to our previous comment 21 in our letter dated May 26, 2011.
        You propose to include a footnote to your tabular presentation on page 146 to state "The
        retained interests in the table above were primarily related to U.S. government agency-
        issued collateralized mortgage obligations, which were predominantly issued in 2010."
        Expand your disclosure to quantify the amount that is attributed to your U.S. government
        agency-issued collateralized mortgage obligations. Further, quantify or narratively
        describe the type of securities that make up the remaining balance. Provide similar
        disclosure for retained interest for the period ended 2009 as well as for the outstanding
        principal balance for periods ended 2010 and 2009.

Definitive Proxy Statement on Schedule 14A
Item 11. Executive Compensation, page 21

12.   We note your response to comment 24. Despite the fact that the payments to your NEOs
        were not formulaic in nature, we continue to believe that more detailed disclosure is
        required. Please tell us and revise your future filings to disclose how your compensation
        committee used your financial performance to determine the amount and form of the
        compensation awards. Additionally, please provide more detail regarding the aspects of
        each of your NEOs individual performance that had a material impact on each NEO's
        compensation award. Disclosing that the compensation was "based on the individual and
        collective performance and teamwork" is insufficient.

Form 10-Q for the Quarterly Period Ended March 31, 2011
Item 2 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 96

Regulatory Reform, page 111

13.   Please address the following related to your response to our previous comment 29 in our
        letter dated May 26, 2011 regarding the impact of the Volcker Rule on your proprietary
        trading activities and sponsorship of or investment in private equity and hedge funds:

        • It was unclear from your response how much of this information you plan to disclose.
          Please revise your future filings to disclose the current status of your evaluation of the
          impact of the Volcker Rule based on the information available at that time. Similar to
          your response, such disclosure would address both the limitations of information
          available, the basis for your interpretations of the applicable guidance available, and
          the steps you have taken and plan to take combined with a quantified assessment of
          materiality. Please provide us with your propose disclosure.

        • In your response you indicate that the firm has wound down activities that seemed
          most likely to be covered by the rulemaking (i.e., your principal strategies and macro
          trading strategy activities). You also state that because the regulators have not yet
          defined the term "proprietary trading" you are currently unable to determine which
          other trading desks or business units may be affected. Please revise your future
          filings to provide an explanation of how you determined which activities will most
          likely to be prohibited under the guidance. Revise to quantify or if not possible
          provide any available information regarding the likelihood that trading desks and
          business units that are material but not yet wound down will be prohibited under the
          final guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director